SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(AMENDMENT NO. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13-D(1)(B)(C), AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

PRG-Schultz International, Inc.

Name of Issuer)

Common Stock, no par value per share

(Title and Class of Securities)

69357C 10 7

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☐	RULE 13d-1(c)
☒	RULE 13d-1(d)

____

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69357C 10 7	13G/A

(l)	Names of Reporting Persons

I.R.S. Identification No. of Above Persons (Entities Only)
John M. Cook

(2)	Check the Appropriate Box if a Member of a Group

(a)	.
(b)	.

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	625,000(1)
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	625,000(1)
	(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

625,000(1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares .

(11)	Percent of Class Represented by Amount in Row 9

0.1 percent(1)(2)

(12)	Type of Reporting Person

IN

CUSIP NO. 69357C 10 7	13G/A

(1) Includes 625,000 shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2005.

(2) Based on 67,956,832 shares outstanding as of October 31, 2005 as reported on the Company’s Form 10-Q filed with the Commission on November 9, 2005.

CUSIP NO. 69357C 10 7	13G/A

Item l(a).	Name of Issuer:

PRG-Schultz International, Inc.

Item l(b).	Address of Issuer's Principal Executive Offices:

600 Galleria Parkway, Suite 100
Atlanta, GA 30339

Item 2(a).	Name of Person Filing:

See item (l) of the cover pages

Item 2(b).	Address of Principal Business Office:

200 Galleria Parkway, Suite 1560
Atlanta, GA 30339

Item 2(c).	Citizenship:

See item (4) of cover pages

Item 2(d).	Title of Class of Securities:

Common Stock, No Par Value Per Share

Item 2(e).	CUSIP Number:

69357C 10 7

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

See item (9) of cover pages

(b)	Percent of Class:

See item (11) of cover pages

CUSIP NO. 69357C 10 7	13G/A

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See item (5) of cover pages

(ii)	shared power to vote or to direct the vote:

See item (6) of cover pages

(iii)	sole power to dispose or to direct the disposition of:

See item (7) of cover pages

(iv)	shared power to dispose or to direct the disposition of:

See item (8) of cover pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not Applicable.

CUSIP NO. 69357C 10 7	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
(Date)

/s/John M. Cook
(Signature)

John M. Cook
(Name/Title)